Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: September, 2008
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.
September 2, 2008	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

OVOS Natural Health Inc.
275 Armand-Frappier Blvd.
Laval, Quebec, Canada H7V 4A7
To access a multimedia version of this release, please visit
http://www.ovos.com/vivimind/index.htm
VIVIMIND™, CANADA’S SCIENTIFICALLY PROVEN NATURAL HEALTH PRODUCT
TO PROTECT MEMORY FUNCTION, IS AVAILABLE STARTING TODAY
A new generation of memory protection
LAVAL, QUEBEC — September 2, 2008 — OVOS Natural Health Inc., a wholly owned subsidiary of BELLUS Health Inc. (NASDAQ: BLUS; TSX: BLU), announces that VIVIMIND™, the company’s first natural health product, is available starting today on the Internet and progressively at over 2,000 retail points of sale, including major drug, grocery and mass merchandise stores and natural health stores across Canada. It is expected to be available at more than 3,000 points of sale by year-end. Targeted to aging baby boomers, VIVIMIND™ protects memory function and is expected to address a largely underserved self-care market by providing a scientific, evidence-based health solution. A branded natural health product manufactured to the highest practice standards, VIVIMIND™ is backed by 15 years of significant scientific research, including clinical testing with over 2,000 individuals in 50 U.S. and 17 Canadian medical centres.1
“This is good news for otherwise healthy aging baby boomers who notice that they have started to forget small, everyday things, such as the names of people they have just been introduced to or where they have put their car keys. These are common signs of memory impairment,” said Dr. Serge Gauthier, Neurologist, McGill Centre for Studies in Aging, Montreal. “Clinical studies have shown that VIVIMIND™ can help protect a region of the brain associated with memory decline during the course of aging.”
Believed to be the result of biological and chemical changes, mild memory decline occurs in many adults as part of the normal aging process.2 For example, memory decline is a common trait of Age Associated Memory Impairment (AAMI) which is highly prevalent across diverse groups of individuals,3 affecting close to one in three people aged 60 to 78 years old.2

“I get many questions about a natural alternative for the protection of memory loss in my practice; most people get very concerned when their memory starts letting them down,” said Dr. Ruth Anne Baron, a naturopathic doctor practicing in Toronto. “We should all take measures to keep our brains healthy and VIVIMIND™ may play an important role to protect memory function as we get older.”
“As people get older they become more concerned about memory glitches or those tip-of-the-tongue frustrations when a name or word is forgotten and I am often asked about alternative, natural ways to protect against memory loss,” said Mr. Jean-Yves Dionne, pharmacist and consultant specializing in natural health products. “Science has shown that VIVIMIND™ could play an important role in protecting memory function and can be an important natural addition to a healthy lifestyle in helping people take measures to maintain memory function as they age.”
The science behind VIVIMIND™
Developed internationally with investments already amounting to several hundreds of millions of dollars, VIVIMIND™ is a patented, natural health product based on the naturally occurring ingredient homotaurine, a natural amino acid with unique properties, found in certain seaweed. VIVIMINDTM (homotaurine) is proven to have beneficial effects on preserving memory, learning and other cognitive performances:4
•	In a clinical study conducted in Canada and the U.S. using brain scans (magnetic resonance imaging), VIVIMIND™ provided a statistically significant improvement with 68% less loss of brain volume in the hippocampus (a brain region responsible for learning and memorization) versus the untreated individuals;

•	Individuals taking VIVIMIND™ improved cognitive performance by 33% versus the untreated group. Notably, VIVIMIND™ helped to protect against loss of memory, comprehension ability and planning and execution skills.
“Our flagship brand, VIVIMIND™, is in a class by itself,” commented Mr. Gary Schmid, President and Chief Executive Officer, OVOS Natural Health Inc. “We are very proud to stand behind the science and research involved in bringing this natural health product to Canadians. With VIVIMIND™, we are pioneering a new business and scientific model in the natural health product industry.”
VIVIMIND™ is recommended to be taken daily. The recommended adult dose is one to two tablets twice a day, in the morning and the evening (preferably at mealtime). The 50 mg tablets are available in 30- or 60-tab blister packs.
For more information and to order, please visit www.vivimind.com.

About OVOS Natural Health
OVOS Natural Health Inc. is BELLUS Health’s new, wholly owned nutraceutical subsidiary devoted to the commercialization of brands made with quality ingredients under Good Manufacturing Practice standards that can be trusted to deliver self-care, evidence-based health solutions. For more information, please visit www.ovos.com.
About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs. For more information, please visit www.bellushealth.com.
About BELLUS Health Group
The BELLUS Health Group is comprised of a group of companies located in Canada, the United States and Europe, presently with approximately 105 employees focused on the development and commercialization of nutraceutical, pharmaceutical and consumers goods products to provide innovative health solutions to address critical unmet needs.
Forward-Looking Statement
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s (formerly known as Neurochem Inc.) control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical, nutraceutical and/or consumers goods industries, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.
™ Trademark of OVOS Natural Health Inc.
References:
1.	North American and European Phase III clinical trials — data on file BELLUS Health Inc.

2.	Koivisto, K, et al. Prevalence of Age-Associated Memory Impairment in a randomly selected population from eastern Finland. Neurology 1995;45:741-747 Available at: www.neurology.org/cgi/content/abstract/45/4/741

3.	Krasuski, Jack S. Behavior and Aging: 2000. Department of Psychiatry, University of Illinois at Chicago; 2000 [accessed July 30, 2008] Available at: http://www.psych.uic.edu/education/courses/behav_science2000/krasuski/behavi~1/sld009.htm).

4.	Post-hoc analysis of a 78-week Phase III North American study. Publication in preparation.
B-ROLL FOOTAGE AND MEDICAL EXPERTS ARE AVAILABLE
FOR MORE INFORMATION, PLEASE CONTACT:

Lise Hébert, Ph.D.	Roch Landriault / Sylvie Robitaille
Vice President, Corporate Communications	NATIONAL — Montreal
BELLUS Health Inc.	514-843-2345 / 514-843-2354
450-680-4572

Margaret Antkowski	Richard Gilhooley
NATIONAL — Toronto	NATIONAL — Vancouver
416-848-1392	604-638-7451